Pacasmayo


Jessik

For more information please visit www.cementospacasmayo.com.pe or contact:

Manuel Ferreyros, CFO
Claudia Bustamante, Investor Relations Manager
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

Cementos Pacasmayo S.A.A. Announces Consolidated Results for Third Quarter 2020

Lima, Peru, October 28, 2020 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) ("the Company" or "Pacasmayo") a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the third quarter ("3Q20") and the nine months ("9M20") ended September 30, 2020. These results have been prepared in accordance with International Financial Reporting Standards ("IFRS") and are stated in nominal Peruvian Soles (S/).

3Q20 Financial and Operational Highlights:

(All comparisons are to 3Q19, unless otherwise stated)

- **Sales volume** of cement, concrete and precast increased 14.2%, reaching historical record levels, mainly due to a sharp recovery in sales of cement, mostly of bagged cement to the self-construction segment, as well as some cement for reconstruction-related projects towards the end of the quarter.


Monthly cement dispatches
(MT)
156,134
209,338
239,663
234,762
272,146
243,244
307,870
240,012
June
July
August
September
2020
2019

- **Revenues** increased 6.3% primarily due to the increase in the sales volume of cement, partially offset by lower sales of concrete.
- **Consolidated EBITDA** of S/ 120.6 million, an 8.2% increase and the highest level in the Company's history, mainly due to increased sales volume, as well as sustained savings in expenses.
- **Consolidated EBITDA margin** of 29.6% a 0.5 percentage point increase.
- **Net income** of S/ 45.2 million, a 12.4% increase mainly due to increased sales and higher operating income.
- **Good Corporate Governance Index.** Cementos Pacasmayo was included in the Lima Stock Exchange Good Corporate Governance Index ("BVL IBGC"). We have been part of the index every year since 2009, demonstrating our continued commitment with good corporate governance practices.

9M20 Financial and Operational Highlights:

(All comparisons are to 9M19, unless otherwise stated)

- **Sales volume** of cement, concrete and precast decreased 15.4% mainly due to the halt in production and commercialization during 2Q20. However, national market share for the last twelve months increased 1.5 percentage points compared to 2019, reaching 24%, one of the highest levels in our history. We expect the positive trend that began during 3Q20 to continue the following months, helping to offset this decrease.

- **Revenues** decreased 19.4%, primarily due to the halt in commercialization mentioned above.

- **Consolidated EBITDA** of S/ 187.2 million; a 37.5% decrease, primarily due to the decreased revenues mentioned above, as well as fixed costs derived from the stop in production during 2Q20. The continued recovery should help to partially offset this decrease by the end of the year.

- **Consolidated EBITDA margin** of 22.8%, 6.6 percentage points lower, mainly due to the decrease in operating income during 2Q20.

- **Net income** of S/ 10.4 million, an 89.9% decrease mainly due to decreased operating profit during 2Q20, despite the recovery during this quarter.

	Financial and Operating Results					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Financial and Operating Results						
Cement, concrete and precast shipments (MT)	819.7	718.0	14.2%	1,614.4	1,908.7	-15.4%
In millions of S/						
Sales of goods	407.4	383.4	6.3%	821.0	1,018.7	-19.4%
Gross profit	131.1	135.7	-3.4%	225.3	361.8	-37.7%
Operating profit	85.8	79.2	8.5%	83.8	203.0	-58.7%
Net income	45.2	40.2	12.4%	10.4	102.5	-89.9%
Consolidated EBITDA	120.6	111.5	8.2%	187.2	299.4	-37.5%
Gross Margin	32.2%	35.4%	-3.2 pp.	27.4%	35.5%	-8.1 pp.
Operating Margin	21.1%	20.7%	0.4 pp.	10.2%	19.9%	-9.7 pp.
Net income Margin	11.1%	10.5%	0.6 pp.	1.3%	10.1%	-8.8 pp.
Consolidated EBITDA Margin	29.6%	29.1%	0.5 pp.	22.8%	29.4%	-6.6 pp.

Pacasmayo

Management Comments

During 3Q20, the increase in cement sales volume that began in June continued and accelerated strongly, leading us to reach historical record levels. The 14.2% year-over-year growth in cement sales volume is remarkable and we hope it continues for the next moths. Even though we have been able to satisfy every ton of cement demanded, we have had to import some clinker to cover this sudden boom in demand. Despite this, which resulted in some increased production costs, we were able to reach an EBITDA of S/ 120.6 million, the highest level in our history, mainly due to sustained savings in selling and administrative expenses, as part of our commitment to operational efficiency.

We cannot deny market differences between regions in Peru, and the fact that these have favored the Northern region since agriculture, which is one of the main sources of income in the region has performed strongly this year, as well as the significant size of the informal sector, which never truly stopped working during the official lockdown. These factors are definitely responsible for part of the increase in cement demand in our region. However, we firmly believe that our actions and strategies have played a key role in our increased sales volume. We have been working steadily in the past years to focus on our client's needs, to go beyond just selling products, to providing solutions. These efforts have no doubt proven valuable during these challenging times. The self-construction segment has been the motor behind the volume growth this quarter. We have focused on several fronts to enhance the customer experience and to facilitate access to our solutions. We have developed *Mundo Experto*, which is an ecosystem made up of digital solutions that serves to join supply and demand and offers a superior purchasing experience leveraged on intensive use of technology to generate more value for our users. The digital solutions are targeted and customized for the different users, such as foremen, hardware stores, and the self-builder. We are convinced that being at the forefront of digitalization for these customers will bring great opportunities for future development and growth.

Although the current market situation has led us to sell more bagged cement, since that is what demand dictates, we have not lost focus on our long-term strategy of developing and selling more value-added products based on cement. Our objective is that 25% of our income should be derived from non-traditional solutions by 2023. In order to achieve this, we have developed targeted solutions for different types of customers, looking to expand our customer base beyond construction companies, of any size, to also include foremen and self-builders. We have developed both adapted ready-mix solutions for structural needs, and pre-dosed bagged solutions for non-structural purposes to better fit these customers' needs. We believe that there is an important potential market for ready-mix concrete in this segment, and are therefore working on adapting the value proposition to generate greater value for them.

Finally, it is important to mention that we have been included in the Lima Stock Exchange's Good Corporate Governance Index for another consecutive year. Although we have been included every year since 2009, it is a challenge, and an honor to be part of it every year. Our permanence in this index throughout the years demonstrates our continued commitment to good practices, the integrity of our board of directors and the independence of its members, and our efforts to achieve transparency and clarity in the information we provide to the investment community. We will strive to continue as part of this Index, as well as other recognitions and certifications that can validate our efforts and commitment in this matter.

To sum up, this has no doubt been an outstanding quarter in terms of results of operation, proving both the resilience of the market, particularly the self-construction segment, and our Company's ability to rise to the occasion. It is worth mentioning though, that more important than the numeric result, is the fact that we have achieved it without losing focus on what is our most valuable assets: our people. The health, safety and wellbeing of our workers is our top priority and we will continue to operate in the most responsible manner to preserve it.

Economic Overview 3Q20:

During the third quarter of the year, the economy continued to recover, favored by the start of phase 3 of economic reopening, which includes around 60 activities, which added to those previously approved, started up more than 90% of the economy. Although GDP has not yet recovered to pre-pandemic levels, the fall has been decreasing month by month. Tax collection has been recovering, in line with increased economic activity, and public investment contracted only 5.9% in September, the smallest drop since March.

The construction sector has shown an important recovery after the halt in April, with most of the demand coming from self-construction. In the north in particular, the recovery has been faster, returning to pre-pandemic levels since July and with significant growth levels during the rest of the quarter.

Regarding the effects of COVID-19, the number of daily cases has continued the downward trend that started in mid-August. Likewise, active cases, the number of hospitalized patients and the excess of deaths has decreased significantly in most regions of the country during this quarter.

Peruvian Cement Industry Overview:

Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country's population and 14% of national Gross Domestic Product ("GDP"). Despite the country's sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as "self-construction".

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)						
Plant	2016	2017	2018	2019	Aug -20 LTM	% part
Grupo Pacasmayo	2,285	2,267	2,364	2,615	2,253	24.0%
Importaciones	-	76	32	13	31	0.3%
Total	**2,285**	**2,343**	**2,396**	**2,628**	**2,284**	**24.3%**

Central Region (thousands of metric tons)						
Plant	2016	2017	2018	2019	Aug -20 LTM	% part
UNACEM	5,110	4,993	5,058	5,316	4,138	44.1%
Caliza Inca	347	387	448	513	392	4.2%
Imports	490	496	885	663	452	4.8%
Total	**5,947**	**5,876**	**6,391**	**6,492**	**4,982**	**53.1%**

Southern Region (thousands of metric tons)						
Plant	2016	2017	2018	2019	Aug -20 LTM	% part
Grupo Yura	2,645	2,618	2,597	2,584	1,966	21.0%
Imports	18	42	65	98	148	1.6%
Total	**2,663**	**2,660**	**2,662**	**2,682**	**2,114**	**22.5%**
Total, All Regions	**10,895**	**10,879**	**11,449**	**11,802**	**9,380**	**100.0%**


Piura
Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

**Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement.*
Source: INEI, Aduanet

Infrastructure Investment in the Area of Influence:

Reconstruction of the North

As we mentioned above, a boost in infrastructure is expected from the government's reconstruction plan, now that the agreement between the Peruvian and UK government has been signed. This agreement includes an investment of S/ 7 billion in 2 years and includes 74 schools, 15 hospitals and integral solutions for 17 rivers, 5 brooks, and drainage of 7 Northern cities. This will have a significant impact on our cement shipments, as most of this budget is concentrated in our area of influence. We have already started shipping some cement for this purpose, and we expect volumes to accelerate in the next months and especially in 2021.

Other projects

Although the anticipated increase in Peru's large infrastructure projects has been delayed, this remains an important growth driver for the country and a necessity due to Peru's significant infrastructure deficit. Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the next 5 years. During 3Q20, we continued shipping to the Chiclayo airport, the Talara Refinery, and the Salaverry Port. These projects should be executed and finished in the next 12 to 18 months.


Talara Refinery US$5,000 MM
Alto Piura US$ 150 MM
Shahuindo Mine US$ 132 MM
Cañariaco US$ 1,600 MM
Piura Airport US$50 MM
Veracruz Hydro. Plant US$ 1,000 MM
Chiclayo Airport US$50 MM
Cumba 4 Hydro Plant US$ 970 MM
Iquitos Hospital US$58 MM
Huacrachuco-Sausacocha Road US$100 MM
Galeno US$ 2,500 MM
Nanay Bridge US$58 MM
Salaverry Port Terminal US$ 215 MM
Michiquillay US$ 700 MM
In Execution
Public Bid
Planning
Stand by
Chimbote By-Pass US$ 286 MM
Chavimochic US$700 MM
Las Balsas Hydro Plant US$ 1,200 MM

Source: Company filings, Proinversion, MINEM

Operating Results:

Production:

Cement Production Volume (thousands of metric tons)

	Production					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Pacasmayo Plant	405.3	385.2	5.2%	817.2	1,004.3	-18.6%
Rioja Plant	86.4	76.6	12.8%	169.0	214.9	-21.4%
Piura plant	328.2	249.7	31.4%	623.5	692.2	-9.9%
Total	819.9	711.5	15.2%	1,609.7	1,911.4	-15.8%

Cement production volume at the Pacasmayo plant increased 5.2% in 3Q20 compared to 3Q19, mainly due to the increase in bagged cement demand. During 9M20, cement production volume at the Pacasmayo plant decreased 18.6%, mainly due to the government-mandated state of emergency to control the COVID-19 pandemic, which resulted in a stop in production between March 16 and May 20, 2020.

Cement production volume at the Rioja Plant increased 12.8% in 3Q20 compared to 3Q19, mainly due to the increased demand for bagged cement. In 9M20, cement production volume at the Rioja plant decreased 21.4%, compared to 9M19, mainly due to the above-mentioned halt in production during 2Q20.

Cement production volume at the Piura Plant in 3Q20 increased 31.4%, compared to 3Q19, mainly due to the significant increase in demand from the self-construction segment as well as some demand from reconstruction-related projects. During 9M20, cement production volume decreased 9.9%, mainly due to the stop in production mentioned above.

Total cement production volumes increased 15.2% in 3Q20 compared to 3Q19. During 9M20, total cement production volumes decreased 15.8% compared to 9M19.

Clinker Production Volume (thousands of metric tons)

	Production					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Pacasmayo Plant	212.2	251.1	-15.5%	479.9	644.1	-25.5%
Rioja Plant	60.1	53.4	12.6%	132.5	166.9	-20.6%
Piura Plant	117.4	204.2	-42.5%	319.7	521.4	-38.7%
Total	389.7	508.7	-23.3%	932.1	1,332.4	-30.0%

Clinker production volume at the Pacasmayo plant in 3Q20 decreased 15.5% compared to 3Q19, mainly due to a short maintenance of our main kiln. During 9M20, clinker production volume at the Pacasmayo plant decreased 25.5% compared to 9M19, in line with lower cement production levels.

Clinker production volume at the Rioja plant increased 12.6% in 3Q20 compared to 3Q19, in line with increased cement demand. In 9M20 clinker production volume at the Rioja plant decreased 20.6% compared to 9M19, mainly due to the halt in production during 2Q20.

Clinker production volume at the Piura plant decreased 42.5% in 3Q20 due to the lack in production for part of the quarter, since we decided to use our inventories. In 9M20, clinker production volume at the Piura plant decreased

38.7% when compared to 9M19, mainly due to the halt in production mentioned above, as well as the consumption of existing inventories.

Quicklime Production Volume (thousands of metric tons)

	Production					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Pacasmayo Plant	10.1	13.1	-22.9%	38.3	55.8	-31.4%

Quicklime production volume decreased 22.9% in 3Q20 compared to 3Q19, mainly due to consumption of existing inventories. In 9M20, quicklime production volume decreased 31.4%, compared to 9M19, mainly due to the halt in operations during 2Q20.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate[1]:

Pacasmayo Plant Utilization Rate

	Utilization Rate					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Cement	55.9%	53.1%	2.8 pp.	37.6%	46.2%	-8.6 pp.
Clinker	56.6%	67.0%	-10.4 pp.	42.7%	57.3%	-14.6 pp.
Quicklime	16.8%	21.8%	-5.0 pp.	21.3%	31.0%	-9.7 pp.

Cement production utilization rate at the Pacasmayo plant increased 2.8 percentage points in 3Q20 when compared to 3Q19, mainly due to the increase in cement demand mentioned above. In 9M20, cement production utilization rate at the Pacasmayo plant decreased 8.6 percentage points, compared to 9M19, mainly due to the halt in production during 2Q20.

Clinker production utilization rate in 3Q20 decreased 10.4 percentage points and 14.6 percentage points in 9M20 when compared to 3Q19 and 9M19 respectively, mainly due to the halt in production and short maintenance of the kiln mentioned above.

Additionally, the quicklime production utilization rate decreased 5.0 percentage points during 3Q20 compared to 3Q19. In 9M20, quicklime production utilization rate decreased 9.7 percentage points when compared with 9M19, in line with decreased demand due to the halt in operations.

[1] The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Rioja Plant Utilization Rate

	Utilization Rate					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Cement	78.5%	69.6%	8.9 pp.	51.2%	65.1%	-13.9 pp.
Clinker	85.9%	76.3%	9.6 pp.	63.1%	79.5%	-16.4 pp.

The cement production utilization rate at the Rioja plant was 78.5% in 3Q20; 8.9 percentage points higher than 3Q19, mainly due to increased production to satisfy demand. In 9M20, cement production utilization rate was 51.2%; a 13.9 percentage point decrease as compared to 9M19, mainly due to the decreased production during 2Q20 because of government mandated measures to fight against the spread of COVID-19.

The clinker production utilization rate at the Rioja plant was 85.9% in 3Q20; 9.6 percentage points higher than 3Q19. In 9M20, clinker production utilization rate was 63.1%; 16.4 percentage points below 9M19, in line with the decreased cement production mentioned above.

Piura Plant Utilization Rate

	Utilization Rate					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Cement	82.1%	62.4%	19.7 pp.	52.0%	57.7%	-5.7 pp.
Clinker	47.0%	81.7%	-34.7 pp.	42.6%	69.5%	-26.9 pp.

The cement production utilization rate at the Piura plant was 82.1% in 3Q20, a 19.7 percentage point increase when compared to 3Q19, mainly due to the significant increase in cement demand experienced during this quarter. During 9M20, the cement production utilization rate was 52.0%, a 5.7 percentage points decrease when compared to 9M19, due to the government-mandated state of emergency resulting in the halt in production for over 2 months during 2Q20.

The clinker production utilization rate at the Piura plant was 47% in 3Q20, 34.7 percentage points lower than 3Q19, since we only restarted clinker production during the second half of the quarter after we consumed our existing inventories. In 9M20, our utilization rate was 42.6%; 26.9 percentage points lower than 9M19, mainly due to the stop in production during 2Q20 for the above mentioned reasons.

Consolidated Utilization Rate

	Utilization Rate					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Cement	66.4%	57.6%	8.8 pp.	43.4%	51.6%	-8.2 pp.
Clinker	56.1%	73.2%	-17.1 pp.	44.7%	63.9%	-19.2 pp.

The consolidated cement production utilization rate was 66.4% in 3Q20, 8.8 percentage points higher than 3Q19, mainly due to the increased cement production to satisfy demand. During 9M20, the consolidated cement production utilization rate was 43.4%; 8.2 percentage point lower than 9M19, mainly due to the halt in production during 2Q20 for the above mentioned reasons.

The consolidated clinker production utilization rate was 56.1% in 3Q20 and 44.7% in 9M20; 17.1 percentage points and 19.2 percentage points lower than in 3Q19 and 9M19 respectively, mainly due to the halt in clinker production during 2Q20, as well as the Company's decision to consume existing inventories before restarting production.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Soles S/)

	Income Statement					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Sales of goods	407.4	383.4	6.3%	821.0	1,018.7	-19.4%
Gross Profit	**131.1**	**135.7**	**-3.4%**	**225.3**	**361.8**	**-37.7%**
Total operating expenses, net	-45.3	-56.5	-19.8%	-141.5	-158.8	-10.9%
Operating Profit	**85.8**	**79.2**	**8.3%**	**83.8**	**203.0**	**-58.7%**
Total other expenses, net	-23.3	-20.0	16.5%	-67.9	-57.4	18.3%
Profit before income tax	**62.6**	**59.2**	**5.7%**	**15.9**	**145.6**	**-89.1%**
Income tax expense	-17.4	-19.0	**-8.4%**	-5.5	-43.1	-87.2%
Profit for the period	**45.2**	**40.2**	**12.4%**	**10.4**	**102.5**	**-89.9%**

During 3Q20, revenues increased 6.3% year-on-year mainly due to increased sales volume due to increased cement demand, mainly from self-construction and reconstruction-related projects. Gross profit decreased 3.4% in 3Q20 compared to 3Q19, mainly due to higher costs derived from the use of imported clinker due to the sudden and sharp increase in demand. Profit for the period increased 12.4% in 3Q20 compared to 3Q19, primarily due to increased revenues, as well as higher operating profit.

During 9M20, revenues decreased 19.4%, mainly due to the halt in commercialization from March 16 until mid-May, following the government's orders of mandatory social isolation to fight against the spread of COVID-19. Gross profit decreased 37.7%, mainly due to decreased revenues and increased costs derived from the stop in production. Profit for the period decreased 89.9%, mainly due lower operating profit, as well as a slight increase in financial expenses derived from increased interest expenses from short-term loans to cover working capital.

Sales of Goods

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast
(in millions of Soles S/)

	Cement, concrete and precasts					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Sales of goods	368.1	357.6	2.9%	747.9	943.8	-20.8%
Cost of Sales	-239.9	-223.0	7.6%	-527.0	-585.2	-9.9%
Gross Profit	128.2	134.6	-4.8%	220.9	358.6	-38.4%
Gross Margin	34.8%	37.6%	-2.8 pp.	29.5%	38.0%	-8.5 pp.

Sales of cement, concrete and precast increased 2.9%, mainly due to increased sales of cement, partially offset by lower sales of concrete. Gross margin decreased 2.8 percentage points during 3Q20 compared to 3Q19 mainly due to lower dilution of fixed costs in concrete as sales have not yet reached pre-COVID-19 levels, and the use of imported clinker because of the sudden and sharp increase in demand.

During 9M20, net sales of cement, concrete and precast decreased 20.8%, mainly due the decrease in sales during 2Q20. We expect the positive trend experienced during 3Q20 to continue for the rest of the year, offsetting some of the effects of the halt in commercialization during 2Q20. Gross margin decreased 8.5 percentage points during

9M20 compared to 9M19, mainly due to increased costs and lower revenues during the lockdown period. We expect some margin improvement as more regular production helps dilute fixed costs.

Sales of cement represented 88.5% of cement, concrete and precast sales during 3Q20.

	Cement					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Sales of goods	325.9	282.9	15.2%	651.6	782.5	-16.7%
Cost of Sales	-202.1	-166.7	21.2%	-428.5	-453.4	-5.5%
Gross Profit	123.9	116.2	6.6%	223.1	329.1	-32.2%
Gross Margin	38.0%	41.1%	-3.1 pp.	34.2%	42.1%	-7.9 pp.

Sales of cement increased 15.2% in 3Q20 compared to 3Q19, mainly due to increased demand from the self-construction segment. Gross margin decreased, 3.1 percentage points, mainly due to increased costs from the use of imported clinker.

During 9M20 cement sales decreased 16.7% compared to 9M19, and gross margin decreased 7.9 percentage points, mainly due to the halt in production during 2Q20 mentioned above. We are expecting the continuation of the improvement we have seen during 3Q20 in both sales and margin as the economy continues to recover.

Sales of concrete represented 8.9% of cement, concrete and precast sales during 3Q20.

	Concrete					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Sales of goods	32.7	68.2	-52.1%	75.2	144.0	-47.8%
Cost of Sales	-29.9	-50.5	-40.8%	-78.5	-116.6	-32.7%
Gross Profit	2.8	17.7	N/R	-3.3	27.4	N/R
Gross Margin	8.6%	26.0%	-17.4 pp.	-4.4%	19.0%	-23.4 pp.

Sales of concrete decreased 52.1% during 3Q20 compared to 3Q19, mainly due to a high comparative basis since last year we reached record sales levels, as well as a slower recovery in concrete sales after the complete stop during 2Q20. During 9M20, sales of concrete decreased 47.8% compared to 9M19, mainly due to the complete stop in sales from March 16 until mid-May. Gross margin decreased 17.4 percentage points in 3Q20 compared to 3Q19 and 23.4 percentage points in 9M20 compared to 9M19, mainly due to the accumulation of fixed costs without revenues.

Sales of precast represented 2.6% of cement, concrete and precast sales during 3Q20.

	Precast					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Sales of goods	9.5	6.5	46.2%	21.0	17.3	21.4%
Cost of Sales	-7.9	-5.8	36.2%	-20.0	-15.2	31.6%
Gross Profit	1.6	0.7	N/R	1.0	2.1	N/R
Gross Margin	16.8%	10.8%	6.0 pp.	4.8%	12.1%	-7.3 pp.

During 3Q20, precast sales increased 46.2% compared to 3Q19 and gross margin increased 6.0 percentage points, mainly due to increased sales for reconstruction-related projects.

During 9M20, precast sales increased 21.4%, despite the stop in operations, because of significant sales during the first 2 months of the year and during this quarter. However, gross margin did decrease, 7.3 percentage points, mainly because of sales mix, since we we sold lower margin products during the first months of the year.

Sales: Quicklime
(in millions of Soles S/)

	Quicklime					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Sales of goods	9.0	8.2	9.8%	22.2	25.7	-13.6%
Cost of Sales	-7.5	-8.0	-6.3%	-19.6	-24.6	-20.3%
Gross Profit	1.5	0.2	N/R	2.6	1.1	N/R
Gross Margin	16.7%	2.4%	14.3 pp.	11.7%	4.3%	7.4 pp.

During 3Q20, quicklime sales increased 9.8% and gross margin increased 14.3 percentage points compared to 3Q19 mainly due to a temporary increase in sales of higher-priced products. During 9M20, quicklime sales decreased 13.6% compared to 9M19, mainly due to decreased sales volume as a result of the stop in operations of most sectors during the government-mandated lockdown during 2Q20. Gross margin increased 7.4 percentage points in 9M20, compared to 9M19, mainly due to a temporary increase in sales of higher-priced products as well as the decision to sell ex-works during the lockdown period.

Sales: Construction Supplies[2]
(in millions of Soles S/)

	Construction Supplies					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Sales of goods	29.9	17.7	68.9%	50.2	49.1	2.2%
Cost of Sales	-28.3	-16.7	69.5%	-48.0	-47.0	2.1%
Gross Profit	1.6	1.0	60.0%	2.2	2.1	4.8%
Gross Margin	5.4%	5.6%	-0.2 pp.	4.4%	4.3%	0.1 pp.

During 3Q20, construction supply sales increased 68.9% compared to 3Q19, mainly due to increased sales to self-construction as families worked on home improvement projects. Gross margin remained flat in 3Q20 compared to 3Q19. During 9M20, construction supplies sales decreased 2.2% compared to 9M19, mainly due to the state of emergency and subsequent halt in commercialization for most of the second quarter as previously mentioned. Gross margin remained flat during 9M20 compared to 9M19.

[2] Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Soles S/)

	Administrative expenses					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Personnel expenses	17.5	24.0	-27.1%	51.3	66.5	-22.9%
Third-party services	9.6	12.7	-24.4%	30.9	36.7	-15.8%
Board of directors	1.3	1.8	-27.8%	4.9	5.2	-5.8%
Depreciation and amortization	4.3	3.6	19.4%	12.4	10.5	18.1%
Other	3.6	3.2	12.5%	10.3	9.3	10.8%
Total	**36.2**	**45.3**	**-20.1%**	**109.8**	**128.2**	**-14.4%**

Administrative expenses decreased 20.1% in 3Q20 compared to 3Q19 and 14.4% in 9M20 compared to 9M19, mainly due to a decrease in variable components, mainly bonuses and decreased profit sharing, because of the company's results of operations.

Selling Expenses
(in millions of Soles S/)

	Selling and distribution expenses					
	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Personnel expenses	6.4	6.8	-5.9%	18.9	19.6	-3.6%
Advertising and promotion	1.3	1.9	-31.6%	3.7	5.3	-30.2%
Other	1.7	2.6	-34.6%	8.8	7.5	17.3%
Total	**9.4**	**11.3**	**-16.8%**	**31.4**	**32.4**	**-3.1%**

Selling expenses decreased 16.8% in 3Q20 compared to 3Q19, mainly due to a decrease in variable salaries and advertising and promotion. During 9M20, selling expenses decreased 3.1% compared to 9M19, mainly due to an increase in the allowance for expected credit losses that offset the decrease in advertising and promotion.

EBITDA Reconciliation:

Consolidated EBITDA
(in millions of Soles S/)

	Consolidated EBITDA					
	3Q20	3Q19	Var %.	9M20	9M19	Var %.
Net Income	45.2	40.2	12.4%	10.4	102.5	-89.9%
+ Income tax expense	17.4	19.0	-8.4%	5.5	43.1	-87.2%
- Finance income	-0.7	-0.7	-	-2.4	-1.5	60.0%
+ Finance costs	23.2	20.3	14.3%	67.0	58.7	14.1%
+/- Gain on the valuation of trading derivative financial instrument	-0.6	-1.5	N/R	-5.0	-0.5	N/R
+/- Net loss from exchange rate	1.5	1.9	-21.1%	8.4	0.6	N/R
+ Depreciation and amortization	34.7	32.3	7.4%	103.4	96.4	7.3%
Consolidated EBITDA	**120.6**	**111.5**	**8.2%**	**187.2**	**299.4**	**-37.5%**

Consolidated EBITDA increased 8.2% in 3Q20 compared to 3Q19, mainly due to increased revenues, as well as higher operating profit because of lower administrative expenses.

During 9M20, consolidated EBITDA decreased 37.5% compared to 9M19, mainly due to lower sales and operating profit because of the government-mandated state of emergency declared on March 16, 2020 in order to prevent the spread of COVID-19, which effectively stopped production and commercialization of cement until mid-May. This also resulted in higher costs from a lower dilution of fixed costs.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Soles S/)

As of September 30, 2020, the Company's cash position was S/ 371 million (US$ 103.2 million). This balance includes certificates of deposit in the amount of S/ 300.9 million (US$ 83.7 million) with maturities less than 90 days, and S/ 50.0 million (US$13.9 million) with maturities greater than 90 days, distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/ 10.0	0.25%	August 12, 2020	October 22, 2020
Banco de Crédito del Perú	S/ 35.0	0.20%	August 18, 2020	October 22, 2020
Banco de Crédito del Perú	S/ 10.0	0.15%	September 8, 2020	October 22, 2020
Banco de Crédito del Perú	S/ 105.0	0.15%	September 10, 2020	October 22, 2020
Banco de Crédito del Perú	S/ 1.0	0.15%	September 21, 2020	October 22, 2020
Banco de Crédito del Perú	S/ 5.0	0.05%	September 30, 2020	October 1, 2020
Banco de Crédito del Perú	S/ 27.0	0.15%	September 30, 2020	October 22, 2020
	S/193.0			

Certificates of deposits in US Dollars

Bank	Amount (USD)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	USD 30.0	0.07%	September 9, 2020	October 22, 2020
	USD 30.0			

The remaining balance of S/ 20.1 million (US$ 5.6 million) is held mainly in the Company's bank accounts, of which US$ 1.0 million are denominated in US dollars and the difference in Soles.

Debt Position:

Consolidated Debt
(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company's debt, including interest.

	Payments due by period				
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	129.6	573.0	-	570.0	1,272.6
Future interest payments	62.4	115.1	77.2	193.4	448.1
Total	**192.0**	**688.1**	**77.2**	**763.4**	**1,720.7**

As of September 30, 2020, the Company's total outstanding debt reached S/ 1,329.4 million (equivalent to US$ 369.4 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two issuances of the local bond issued in January 2019 and short-term loans.

As of September 30, 2020, the Company maintains cross currency swap hedging agreements for US$ 150 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt in soles considering the exchange rate of the cross currency swap hedging agreements amounts to S/ 1,272.6 million (equivalent to US$ 353.6 million).

As of September 30, 2020, Net Adjusted Debt/EBITDA ratio was 3.1 times. This ratio has increased mainly due to decreased EBITDA as the stop in operations for more than 2 months had a significant impact on our operating income. We expect EBITDA levels to improve as the economy continues to gradually recover.

Capex

Capex
(in millions of Soles S/)

As of September 30, 2020, the Company invested S/ 31.6 million (US$ 8.8 million), allocated to the following projects:

Projects	9M20
Concrete and aggregates equipment	11.8
Pacasmayo Plant Projects	9.3
Piura Plant Projects	8.7
Rioja Plant Projects	1.8
Total	**31.6**

Pacasmayo

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company's shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 60 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo's products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: *The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.597 per US$ 1.00, which was the average exchange rate, reported as of September 30, 2020 by the Superintendencia de Banca, Seguros y AFP's (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.*

Pacasmayo

Interim condensed consolidated statements of financial position

As of September 30, 2020 (unaudited) and December 31, 2019 (audited)

Assets Current Assets	As of sep-20 S/ (000)	As of Dec-19 S/ (000)
Cash and cash equivalents	320,985	68,266
Term deposit with maturities greater than ninety days	50,000	-
Trade and other receivables	91,347	120,530
Income tax prepayments	34,340	30,191
Inventories	457,751	519,004
Prepayments	10,355	10,339
Total current assets	**964,778**	**748,330**

Non-current assets	As of sep-20 S/ (000)	As of Dec-19 S/ (000)
Trade and other receivables, net	8,871	4,681
Financial instruments designated at fair value through other comprehensive income	18,224	18,224
Derive financial instruments	39,502	-
Property, plant and equipment	2,018,218	2,100,682
Intangible assets	49,652	47,366
Goodwill	4,459	4,459
Deferred income tax assets	16,583	7,419
Right of use assets	6,387	46
Other assets	179	351
Total non-current assets	**2,162,075**	**2,183,228**
Total assets	**3,126,853**	**2,931,558**

Liabilities and equity Current liabilities	As of sep-20 S/ (000)	As of Dec-19 S/ (000)
Trade and other payables	190,773	237,299
Interest-bearing loans and borrowings	129,564	98,774
Lease Liabilities	1,512	57
Provisions	2,009	16,603
Total current liabilities	**323,858**	**352,733**

Non-current liabilities	As of sep-20 S/ (000)	As of Dec-19 S/ (000)
Financial obligations	1,199,857	1,003,130
Other financial instruments	-	1,302
Lease liabilities	5,447	-
Other non-current provisions	12,328	7,643
Deferred income tax liability	153,923	145,099
Total non-current liabilities	**1,371,555**	**1,157,174**
Total liabilities	**1,695,413**	**1,509,907**

Equity	As of sep-20 S/ (000)	As of Dec-19 S/ (000)
Capital stock	423,868	423,868
Investment shares holds in treasury	40,279	40,279
Treasury shares	-121,258	-121,258
Additional paid-in-capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results	-20,431	-19,853
Retained earnings	507,567	497,200
	1,431,440	**1,421,651**
Total liabilities and equity	**3,126,853**	**2,931,558**

Interim condensed consolidated statements of profit or loss

For the three and nine-month periods ended September 30, 2020 and 2019 (both unaudited)

	3Q20 S/ (000)	3Q19 S/ (000)	9M20 S/ (000)	9M19 S/ (000)
Revenue from contracts with customers	407,393	383,428	820,996	1,018,736
Cost of sales	-276,263	-247,771	-595,713	-656,969
Gross profit	**131,130**	**135,657**	**225,283**	**361,767**
Operating income (expenses)				
Administrative expenses	-36,200	-45,253	-109,778	-128,236
Selling and distribution expenses	-9,427	-11,303	-31,420	-32,314
Other (loss) gain operating income, net	327	86	-317	1,779
Total operating expenses , net	**-45,300**	**-56,470**	**-141,515**	**-158,771**
Operating profit	**85,830**	**79,187**	**83,768**	**202,996**
Other income (expenses)				
Finance income	748	695	2,445	1,514
Finance costs	-23,172	-20,274	-66,985	-58,740
Net gain on the valuation of trading derivative financial instruments	610	1,505	5,001	480
Loss from exchange difference, net	-1,454	-1,895	-8,350	-619
Total other expenses, net	**-23,268**	**-19,969**	**-67,889**	**-57,365**
Profit before income tax	**62,562**	**59,218**	**15,879**	**145,631**
Income tax expense	-17,370	-19,003	-5,512	-43,085
Profit for the period	**45,192**	**40,215**	**10,367**	**102,546**
Earning per share				
Basic and diluted for period atributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.11	0.09	0.02	0.24

Interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2020 and 2019 (unaudited)

	Attributable to equity holders of the parent								
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized gain (loss) on financial instruments designated at fair value S/ (000)	Unrealized gain (loss) on cash flow hedge S/(000)	Retained earnings S/ (000)	Total S/ (000)
Balance as of December 31, 2018	423,868	40,279	-121,258	432,779	168,356	4,002	-15,948	519,285	1,451,363
Change in accounting policy	-	-	-	-	-	-	-	-15	-15
Restated total equity as of January 1, 2019	423,868	40,279	-121,258	432,779	168,356	4,002	-15,948	519,270	1,451,348
Profit for the period	-	-	-	-	-	-	-	102,546	102,546
Other comprehensive income	-	-	-	-	-	-5,853	1,909	-	-3,944
Total comprehensive income	-	-	-	-	-	-5,853	1,909	102,546	98,602
Terminated dividends	-	-	-	-	280	-	-	-	280
Balance as of September 30, 2019	423,686	40,279	-121,258	432,779	168,636	-1,851	-14,039	621,816	1,550,230
Balance as of January 1, 2020	423,868	40,279	-121,258	432,779	168,636	-2,103	-17,750	497,200	1,421,651
Profit for the period	-	-	-	-	-	-	-	10,367	10,367
Other comprehensive income	-	-	-	-	-	-	-578	-	-578
Total comprehensive income	-	-	-	-	-	-	-578	10,367	9,789
Balance as of September 30, 2020	423,868	40,279	-121,258	432,779	168,636	-2,103	-18,328	507,567	1,431,440